82-3857

LG Electronics

Treasury Stock Purchase

- LGE has completed the purchase of 500,000 common shares of treasury stocks for the corporate executive remuneration program.
- LGE has purchased the shares in securities market through a securities brokerage firm during May 25 ~ June 14, 2004.
- The purchase amount is KRW 29,984,790,000.
- LGE has 791,490 common shares as a treasury stock after this purchase.

04030894

dw 6/23

Brand Royalties

- LGE has decided to pay brand royalties to LG Corp, as the owner to the registered name "LG"

- Royalty amount will be calculated as follows :
  (Sales – Advertising Expenses) × 0.2%
  * Sales: Aggregate sales of LG Electronics headquarters and all overseas subsidiaries that are using the LG brand

- Contract term: 3 years starting from Jan. 1st, 2005